EXHIBIT 99.1

Crescent Point Energy Announces Year-End 2017 Conference Call

CALGARY, Alberta, Feb. 22, 2018 (GLOBE NEWSWIRE) -- Crescent Point Energy Corp. (“Crescent Point” or the “Company”) (TSX:CPG) (NYSE:CPG) plans to report its year-end 2017 financial and operating results via press release prior to the opening of markets on Thursday, March 1, 2018. Crescent Point management will host a conference call at 10:00 a.m. MST (12:00 p.m. EST) on Thursday, March 1, 2018, to discuss the results and outlook for the Company.

Participants can access the conference call by dialing 844-231-0101 or 216-562-0389 and entering the passcode 1196717. Alternatively, to listen to this event online, please enter https://edge.media-server.com/m6/p/nt22dij5 in your web browser.

The webcast will be archived for replay and can be accessed on Crescent Point’s website at www.crescentpointenergy.com. The replay will be available approximately one hour following completion of the call.

Crescent Point is a leading North American light and medium oil producer that seeks to maximize shareholder return through its total return strategy of long-term growth plus dividend income.

CRESCENT POINT ENERGY CORP.

Scott Saxberg,
President and Chief Executive Officer

FOR FURTHER INFORMATION ON CRESCENT POINT ENERGY CORP. PLEASE CONTACT:

Ken Lamont, Chief Financial Officer, or Brad Borggard, Vice President, Corporate Planning and Investor Relations
Telephone:	(403) 693-0020	Toll free (U.S. & Canada): 888-693-0020
Fax:	(403) 693-0070	Website: www.crescentpointenergy.com

Crescent Point shares are traded on the Toronto Stock Exchange and New York Stock Exchange under the symbol CPG.

Crescent Point Energy Corp.
Suite 2000, 585 - 8th Avenue S.W.
Calgary, AB, T2P 1G1